Santo Mining Corp.

Ave. Sarasota #20, Torre Empresarial, Suite 1103

Santo Domingo, Dominican Republic

 October 11, 2013

VIA EDGAR

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:      Santo Mining Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 28, 2013

File No. 333-189786

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Santo Mining Corp. (the “Company”) requests the withdrawal of the Company’s Amendment Number 1 Registration Statement on Form S-1/A, together with all amendments and exhibits thereto, originally filed on August 28, 2013, File No. 333-189786 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement pursuant to a comment received from the Securities & Exchange Commission (the “Commission”). No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement. The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155.

The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use. If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (609) 275-0400.

Very truly yours,

SANTO MINING CORP.

By:	/s/ Alain French
Name: Alain French
Title: President and Chief Executive Officer
(Principal Executive and Accounting Officer)